                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 -------------

                                 SCHEDULE 13G
                                (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (AMENDMENTS NO. 1)




                  GRAND PRIX ASSOCIATION OF LONG BEACH, INC.
                               (NAME OF ISSUER)


                          COMMON STOCK, NO PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)


                                   386176101
                                (CUSIP NUMBER)

                                MARCH 26, 1998
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ] RULE 13d-1(b)

[X] RULE 13d-1(c)

[ ] RULE 13d-1(d)
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  CUSIP NO.  386176101                    13G              PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James P. Michaelian

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen

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                          SOLE VOTING POWER
                     5
     NUMBER OF            263,459

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             263,459

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      263,459
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.5%

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      TYPE OF REPORTING PERSON*
12
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP No. 386176101                  13G            Page 3 of 6.

Item 1.

       (a)  Name of Issuer:

            GRAND PRIX ASSOCIATION OF LONG BEACH, INC.

       (b)  Address of Issuer's Principal Executive Offices:

            3000 PACIFIC AVENUE, LONG BEACH, CA  90806.

Item 2.

       (a)  Name of Person Filing: James P. Michaelian

       (b)  Address of Principal Business Office or, if None, Residence:

              3000 Pacific Avenue, Long Beach, CA 90806.

       (c)  Citizenship:

              United States Citizen

       (d)  Title of Class of Securities:

              Common Stock, No Par Value

       (e)  CUSIP Number:

              386176101


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13(d)-2(b), check whether the person filing is a:

       Not Applicable


Item 4. Ownership.

       (a) Amount Beneficially Owned: 263,459 (includes 176,498 shares owned by Mr. Michaelian and 86,961 subject to options exercisable within the next 60 days).

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CUSIP NO. 386176101                 13G         PAGE 4 OF 6


     (b)  Percent of Class:  5.5%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:  263,459
          (ii)  shared power to vote or direct the vote: 0
          (iii) sole power to dispose or to direct the disposition of: 263,459
          (iv)  shared power to dispose or to direct the disposition of: 0


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Dover Downs Entertainment, Inc. ("Dover"), FOG Acquisition Corporation, a wholly-owned newly formed subsidiary of Dover ("Acquisition Sub"), and Grand Prix Association of Long Beach, Inc. ("Grand Prix") entered into an Agreement and Plan of Merger, dated as of March 26, 1998 (the "Agreement"), pursuant to which at the Effective Time under and as defined in the Agreement, Grand Prix shall be merged with Acquisition Sub (the "Merger"). As a result, Grand Prix shall become a wholly-owned subsidiary of Dover.

     The Merger contemplates that each shareholder of Grand Prix will receive
 .63 shares of common stock, par value $10 per share, of Dover (the "Dover Common Stock") for each share of common stock, no par value, of Grand Prix (the "Grand Prix Common Stock") owned by such shareholder, immediately prior to the Effective Time, subject to certain adjustments if the fifteen consecutive business day average closing sales price of Dover Common Stock prior to the Effective Time is greater than $32.00 per share or less than $21.00 per share, provided that the exchange ratio shall not be greater than .6963 nor less than
 .5929.

     James P. Michaelian, along with certain other shareholders of Grand Prix representing approximately 38 percent of the outstanding Grand Prix Common Stock on a fully diluted basis (which when combined with shares of Grand Prix Common Stock owned by Dover aggregate greater than 50% of the fully diluted shares of Grand Prix Common Stock), entered into a support agreement with Dover pursuant to which he has granted to Dover a proxy to vote his shares in favor of the Merger, in favor of the election of up to three nominees of Dover to the Board of Grand Prix and against certain matters. In addition, Mr. Michaelian, along with such other shareholders, has granted an option to Dover to purchase his shares of Grand Prix Common Stock upon termination of the Agreement under certain circumstances specified in the support agreement.

     The Merger has been approved by the Board of Directors of both Dover and Grand Prix, and is expected to be consummated in June 1998. It is subject to approval of the shareholders of Grand Prix, the approval by the stockholders of Dover, expiration of the Hart-Scott-Rodino waiting period and certain other customary conditions.
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CUSIP NO. 386176101                13G       PAGE 5 OF 6


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

       Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

       Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

       Not Applicable.

ITEM 10. CERTIFICATION.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
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CUSIP NO. 386176101                  13G    PAGE 6 OF 6




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 1998


                                             /s/ JAMES P. MICHAELIAN
                                             -----------------------
                                                 James P. Michaelian